

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 7, 2018

David G. Dehaemers, Jr.
President and Chief Executive Officer
TEGP Management, LLC
4200 W. 115th Street, Suite 350
Leawood, Kansas 66211

> **Re: Tallgrass Energy GP, LP**
> **Registration Statement on Form S-3**
> **Filed June 1, 2018**
> **File No. 333-225382**

Dear Mr. Dehaemers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products